News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Alpha Gold hires Geological Consultant

COQUITLAM, BC, May 29 /CNW/ - Alpha Gold Corp. (TSX-V: ALQ) today announced that Hungry Hill Geological Ltd. ("HHG"), of Telkwa, BC, will be the Company's Geological Consultant effective immediately. Mr. Richard Beck, a partner in HHG, will be principally servicing the contract with Alpha Gold.

Mr. Beck, with his partner Anastasia Ledwon, B.Sc. Earth and Ocean Sciences, established HHG in 2007. He has had extensive field and project management experience at exploration camps across Canada over the last 15 years. Previously, Mr. Beck was a Senior Exploration Geologist for Miramar Mining Corp. working for five years on the Naartok Gold deposit in the Hope Bay Greenstone Belt. In addition, he spent six years working for Kennecott Canada Exploration Inc. as an exploration geologist, with emphasis on diamond exploration. His most recent work on copper/molybdenum projects in BC (Lone Pine, Louise Lake, Big Onion, and Lakeview) will serve Alpha Gold well.

Mr. Beck has previously been responsible for complete geological interpretation of all data, geological mapping, and sampling, drillhole mapping and planning, as well as overseeing all on-site daily drilling activities and budgeting. Familiar with all the various computerized geological softwares, Mr. Beck will be responsible for analyzing data to make recommendations for future exploration and drilling programs, in addition to designing and overseeing the project management of Alpha Gold's exploration and drill programs at Lustdust, at the direction of the CEO.

The Company's near term objective is to finalize arrangements for the 2009 summer drilling program.

Alpha CEO, Richard Whatley, MEng, PEng, offered, "With over $3 million in working capital, Alpha Gold is well positioned to carry out exploration activities at Lustdust in 2009 and 2010. We look forward to announcing the current year's program once the Board has had a chance to receive and review the recommendations from Mr. Beck."

About Alpha Gold Corporation

Alpha Gold is a mineral exploration company whose 100%-owned Lustdust Property is advantageously situated with nearby road and rail access in central British Columbia. Lustdust consists of 17 contiguous mineral claims covering 8,560 hectares and contains ten(10) known mineralized zones, including: the gold-copper-silver Canyon Creek Skarn(1) and Skarn Extension(2); Porphyry Molybdenum(3) zone; the Number 3(4), 4B(5), East(6) and GD(7) zones of base and precious metal rich sulphide manto; the Bralorne Takla Mercury Mine(8); the exploratory tunnels of the Takla Silver Mine(9) (BCMINFILE 093N009), a developed prospect that contains high grade gold-silver veins; and Carlin-style mineralization in the Valley(10) zone. Alpha Gold Corporation has approximately 36.9 million shares issued and outstanding, 38.6 million fully diluted. Shares are listed on the TSX Venture Exchange under the symbol "ALQ".

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Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof

based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

%SEDAR: 00005818E

/For further information: please visit www.alphagold.bc.ca or contact: CHF Investor Relations, Cathy Hume, CEO, T: (416) 868-1079 x231, E: cathy(at)chfir.com; or Christopher Haldane, Account Manager, T: (416) 868-1079 x237, E: chris(at)chfir.com/
(ALQ.)

CO: Alpha Gold Corp.

CNW 09:15e 29-MAY-09